U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITY OF
                             SMALL BUSINESS ISSUERS

       Under Section 12(b)or (g) of the Securities Exchange Act of 1934

                       FIRST GEORGIA COMMUNITY CORP.
                 (Name of Small Business Issuer in its charter)

      Georgia                                          58-2261088
(State of other jurisdiction of                      (I.R.S. Employer
 incorporation or organization)                      Identification No.)

                              150 Covington Street
                                 P. O. Box 1534
                             Jackson, Georgia 30233
                     (Address of principal executive offices)

                                                  (770) 504-1090
                           (Issuer's telephone number)

Securities to be registered under Section 12(b) of the Act:

Title to each class                   Name of each exchange on which
to be so registered                   each class is to be registered

--------------------------------    --------------------------------

--------------------------------    -------------------------------

Securities to be registered under Section 12(g) of the Act:

                 Voting common stock, $5.00 par value per share
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

         The information set forth under Item 1 of the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1997 is incorporated by reference in this Form 10-SB Registration Statement.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         The information set forth under Item 6 of the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1997 is incorporated by reference in this Form 10-SB Registration Statement.

ITEM 3.  DESCRIPTION OF PROPERTY.

         The information set forth under Item 2 of the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1997 is incorporated by reference in this Form 10-SB Registration Statement.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      The information set forth under Item 11 of the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1997 is incorporated by reference in this Form 10-SB Registration Statement.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The information set forth under Item 9 of the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1997 is incorporated by reference in this Form 10-SB Registration Statement.

ITEM 6.  EXECUTIVE COMPENSATION.

         The information set forth under Item 10 of the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1997 is incorporated by reference in this Form 10-SB Registration Statement.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The information set forth under Item 12 of the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1997 is incorporated by reference in this Form 10-SB Registration Statement.

ITEM 8. DESCRIPTION OF SECURITIES.

General

         The Registrant's Articles of Incorporation authorize the Registrant to issue up to 10,000,000 shares of common stock, par value $5.00 per share, of which a minimum of 610,000 shares and a maximum of 800,000 shares will be issued pursuant to this offering.

         All shares of common stock of the Registrant are entitled to share equally in dividends from funds legally available therefor, when, as and if declared by the Board of Directors, and upon liquidation or dissolution of the Registrant, whether voluntary or involuntary, to share equally in all assets of the Registrant available for distribution to the shareholders. It is not anticipated that the Registrant will pay any cash dividends on the common stock in the near future. Each holder of common stock is entitled to one vote for each share on all matters submitted to the shareholders. Holders of common stock do not have any preemptive right to acquire authorized but unissued capital stock of the Registrant. There is no cumulative voting, redemption right, sinking fund provision, or right of conversion in existence with respect to the common stock. All shares of the common stock presently outstanding are fully-paid and non-assessable.

         The Articles of Incorporation of the Registrant contain certain provisions which would have the effect of impeding an attempt to change or remove management of the Registrant or to gain control of the Registrant in a transaction not supported by its Board of Directors. The Articles of Incorporation of the Registrant also contain a provision which eliminates the potential personal liability of directors for monetary damages. The Bylaws of the Registrant contain certain provisions which provide indemnification for directors of the Registrant. Each of these provisions is discussed more fully below.

Change in Number of Directors

         Article 7 of the Articles of Incorporation of the Registrant provides that any change in the number of directors of the Registrant, as set forth in its Bylaws, would have to be made by the affirmative vote of 2/3 of the entire Board of Directors or by the affirmative vote of the holders of at least 2/3 of the outstanding shares of common stock.

         Under Georgia law, the number of directors may be increased or decreased from time to time by amendment to the Bylaws, unless the Articles of Incorporation provide otherwise or unless the number of directors is otherwise fixed by the shareholders.

Removal of Directors

         Article 8 of the Articles of Incorporation of the Registrant provides that directors of the Registrant may be removed during their terms with or without cause by the affirmative vote of the holders of a majority of the outstanding shares of common stock. "Cause" for this purpose is defined as final conviction of a felony, request or demand for removal by any bank regulatory authority having jurisdiction over the Registrant, or determination by at least 2/3 of the incumbent directors of the Registrant that the conduct of the director to be removed has been inimical to the best interests of the Registrant.

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

         Under Georgia law, any or all of the directors of a corporation may be removed with or without cause by the affirmative vote of a majority of the shares represented at a meeting at which a quorum is represented and entitled to vote thereon, unless the Articles of Incorporation provide otherwise.

Limitation of Liability

                  Article 10 of the Registrant's Article of Incorporation, subject to certain exceptions, eliminates the potential personal liability of a director for monetary damages to the Registrant and to the shareholders of the Registrant for breach of a duty as a director. There is no elimination of liability for (a) a breach of duty involving appropriation of a business opportunity of the Registrant, (b) an act or omission not in good faith or involving intentional misconduct or a knowing violation of law, (c) a transaction from which the director derives an improper material tangible personal benefit, or (d) as to any payment of a dividend or approval of a stock repurchase that is illegal under the Georgia Business Corporation Code. Article 10 does not eliminate or limit the right of the Registrant or its shareholders to seek injunctive or other equitable relief not involving monetary damages.

         Article 10 was adopted by the Registrant pursuant to the Georgia Business Corporation Code which allows Georgia corporations, with the approval of their shareholders, to include in their Articles of Incorporation a provision eliminating or limiting the liability of directors, except in the circumstances described above. Article 10 was included in the Registrant's Articles of Incorporation to encourage qualified individuals to serve and remain as directors of the Registrant. While the Registrant has not experienced any problems in locating directors, it could experience difficulty in the future as the Registrant's business activities increase and diversify. Article 10 was also included to enhance the Registrant's ability to secure liability insurance for its directors at a reasonable cost. While the Registrant intends to obtain liability insurance covering actions taken by its directors in their capacities as directors, the Board of Directors believes that the current director's liability insurance environment, and the environment for the foreseeable future, is characterized by increasing premiums, reduced coverage and an increasing risk of litigation and liability. The Board of Directors believes that Article 10 will enable the Registrant to secure such insurance on terms more favorable than if such a provision were not included in the Articles of Incorporation.

Supermajority Voting on Certain Transactions

         Under Article 12 of the Articles of Incorporation of the Registrant, with certain exceptions, any merger or consolidation involving the Registrant or any sale or other disposition of all or substantially all of its assets will require the affirmative vote of the holders of at least 2/3 of the outstanding shares of Common stock. However, if the Board of Directors of the Registrant has approved the particular transaction by the affirmative vote of 2/3 of the entire Board, then the applicable provisions of Georgia law would govern and shareholder approval of the transaction would require the affirmative vote of the holders of only a majority of the outstanding shares of common stock entitled to vote thereon.

         The primary purpose of this Article is to discourage any party from attempting to acquire control of the Registrant through the acquisition of a substantial number of shares of common stock followed by a forced merger or sale of assets without negotiation with management. Such a merger or sale might not be in the best interests of the Registrant or its shareholders. This provision may also serve to reduce the risk of a potential conflict of interest between a substantial shareholder on the one hand and the Registrant and its other shareholders on the other.

         The foregoing provision could enable a minority of the Registrant shareholders to prevent a transaction favored by the majority of the shareholders. Also, in some, circumstances, the directors could cause a 2/3 vote to be required to approve the transaction by withholding their consent to such a transaction, thereby enhancing their positions with the Registrant and the Bank. However, of the eleven persons who are directors of the Registrant, only one will be affiliated with the Registrant and the Bank in a full-time management position.

Evaluation of an Acquisition Proposal

         Article 13 of the Registrant's Articles of Incorporation provides that the response of the Registrant to any acquisition proposal made by another party will be based on the Board's evaluation of the best interests of the Registrant and its shareholders. As used herein, the term "acquisition proposal" refers to any offer of another party (a) to make a tender offer or exchange offer for any equity security of the Registrant, (b) to merge or consolidate the Registrant with another corporation, or (c) to purchase or otherwise acquire all or substantially all of the properties and assets owned by the Registrant.

         Article 13 charges the Board, in evaluating an acquisition proposal, to consider all relevant factors, including (a) the expected social and economic effects of the transaction on the employees, customers and other constituents (e.g., suppliers of goods and services) of the Registrant and the Bank, (b) the expected social and economic effects on the communities within which the Registrant and the Bank operate, and (c) the consideration being offered by the other corporation in relation (i) to the then current value of the Registrant as determined by a freely negotiated transaction and (ii) to the Board of Directors' then estimate of the Registrant's future value as an independent entity. The enumerated factors are not exclusive, and the Board may consider other relevant factors.

         This Article has been included in the Registrant's Articles of Incorporation because the Bank is charged with providing support to and being involved with the communities it serves, and the Board believes its obligations in evaluating an acquisition proposal extend beyond evaluating merely the consideration being offered in relation to the then market or book value of the common stock. No provisions of Georgia law specifically enumerate the factors a corporation's board of directors should consider in the event the corporation is presented with an acquisition proposal.

         While the value of the consideration offered to shareholders is the main factor when weighing the benefits of an acquisition proposal, the Board believes it appropriate also to consider all other relevant factors. For example, this Article directs the Board to evaluate the consideration being offered in relation to the then current value of the Registrant determined in a freely negotiated transaction and in relation to the Board's then estimate of the future value of the Registrant as an independent concern. A takeover bid often places the target corporation virtually in the position of making a forced sale, sometimes when the market price of its stock may be depressed. The Board believes that frequently the consideration offered in such a situation, even though it may be in excess of the then market value (i.e., the value at which shares are then currently trading), it is less than that which could be obtained in a freely negotiated transaction. In a freely negotiated transaction, management would have the opportunity to seek a suitable partner at a time of its choosing and to negotiate for the most favorable price and terms which reflect not only the current value, but also the future value of the Registrant.

         One effect of this Article may be to discourage a tender offer in advance. Often an offeror consults the Board of a target corporation prior to or after commencing a tender offer in an attempt to prevent a contest from developing. In the opinion of the Board, this provision will strengthen its position in dealing with any potential offeror which might attempt to acquire the Registrant through a hostile tender offer. Another effect of this Article may be to dissuade shareholders who might be displeased with the Board's response to an acquisition proposal from engaging the Registrant in costly litigation. This provision, however, does not affect the right of a shareholder displeased with the Board's response to an acquisition proposal to institute litigation against the Registrant and to allege that the Board breached an obligation to shareholders by not limiting its evaluation of an acquisition proposal to the value of the consideration being offered in relation to the then market or book value of the common stock.

         Article 13 would not make an acquisition proposal regarded by the Board as being in the best interests of the Registrant more difficult to accomplish. It would, however, permit the Board to determine that an acquisition proposal was not in the best interests of the Registrant (and thus to oppose it) on the basis of the various factors deemed relevant. In some cases, such opposition by the Board might have the effect of maintaining the positions of incumbent management.

Amendment of Provisions

         Any amendment of Articles 7, 8, 10, 12, and 13 of the Registrant's Articles of Incorporation requires the affirmative vote of the holders of at least 2/3 of the outstanding shares of common stock, unless 2/3 of the entire Board of Directors approves the amendment. If 2/3 of the Board approves the amendment, the applicable provisions of Georgia law would govern, and the approval of only a majority of the outstanding shares of common stock would be required.

Indemnification

         The Bylaws of the Registrant contain certain indemnification provisions which provide that directors, officers, employees or agents of the Registrant will be indemnified against expenses actually and reasonably incurred by them if they are successful on the merits of a claim or proceedings.

         When a case or dispute is not ultimately determined on its merits (i.e., it is settled), the indemnification provisions provide that the Registrant will indemnify directors when they meet the applicable standard of conduct. The applicable standard of conduct is met if the director acted in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, if the director had no reasonable cause to believe his or her conduct was unlawful. Whether the applicable standard of conduct has been met is determined by the Board of Directors, the shareholders or independent legal counsel in each specific case.

         The Bylaws of the Registrant also provide that the indemnification rights set forth therein are not exclusive of other indemnification rights to which a director may be entitled under any bylaw, resolution or agreement either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote thereon. The Registrant can also provide for greater indemnification than that set forth in the Bylaws if it chooses to do so, subject to approval by the Registrant's shareholders. The Registrant may not, however, indemnify a director for liability arising out of circumstances which constitute exceptions to limitation of a director's liability for monetary damages.

         The indemnification provisions of the Bylaws specifically provide that the Registrant may purchase and maintain insurance on behalf of any director against any liability asserted against such person and incurred by him in any such capacity, whether or not the Registrant would have had the power to indemnify against such liability.

         The Registrant is not aware of any pending or threatened  action,  suit
or   proceeding   involving   any  of  its   directors  or  officers  for  which
indemnification from the Registrant may be sought.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities other than the payment by the Registrant of expenses incurred or paid by the director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceedings is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 2.  LEGAL PROCEEDINGS.

         The information set forth under Item 3 of the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1997 is incorporated by reference in this Form 10-SB Registration Statement.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The information set forth under Item 8 of the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1997 is incorporated by reference in this Form 10-SB Registration Statement.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
         On August 8, 1996, the Registrant issued to John L. Coleman, in a private placement one share of the Registrant's Common Stock, $5.00 par value per share, for an aggregate purchase price of $10 in connection with the organization of the Registrant. The sale to Mr. Coleman was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of such Act because it was a transaction by an issuer which did not involve a public offering. Upon completion of the Registrant's public offering, said share of stock was redeemed by the Registrant for a redemption price of $10.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Consistent with the pertinent provisions of the laws of Georgia, the Registrant's Articles of Incorporation provide that the Registrant shall have the power to indemnify its directors and officers against expenses (including attorney's fees) and liabilities arising from actual or threatened actions, suits or proceedings, whether or not settled, to which they become subject by reason of having served in such role if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Advances against expenses shall be made so long as the person seeking indemnification agrees to refund the advances if it is ultimately determined that he or she is not entitled to indemnification. A determination of whether indemnification of a director or officer is proper because he or she met the applicable standard of conduct shall be made (a) by the Board of Directors of the Registrant, (b) in certain circumstances, by independent legal counsel in a written opinion, or (c) by the affirmative vote of a majority of the shares entitled to vote.

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

                                   PART F/S

         The consolidated financial statements, notes thereto and independent auditors' report thereon, all attached as Exhibit 99.1 to the Registrant's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1997, are incorporated by reference in this Form 10-SB Registration Statement.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.
                                                              Sequential
Exhibit Numbers                                               Page Number

2.1*              Articles of Incorporation                   --
2.2*              Bylaws                                      --
6.1*              Employment Contract between                 --
                  John L. Coleman and the Registrant
6.2               Stock Option Agreement of
                  John L. Coleman                             10
6.3               1998 Employee Stock Option Plan             13
6.4               1998 Directors Stock Option Plan            18
12.1              Subsidiaries of the Registrant.  The        --
                  sole subsidiary of the Registrant is
                  First Georgia Community Bank,
                  Jackson, Georgia, which is
                  wholly-owned by the Registrant.

----------------------------
*Item 3.1 through 10.1, as listed above, were previously filed by the Registrant as Exhibits 3.1, 3.2 and 10.1 to the Registrant's Registration Statement (S.E.C. File No. 333-13583), filed October 7, 1996 under the Securities Act of 1933, as amended, and such documents are incorporated herein by reference.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                            FIRST GEORGIA COMMUNITY CORP.
                                            (Registrant)


Date:  April 29, 1998                       s/John L. Coleman
                                            John L. Coleman, President and
                                            C.E.O.


Date:  April 29, 1998                       s/Harry Lewis
                                            Harry Lewis, Secretary-
                                            Treasurer, C.F.O. and C.A.O.

                                                               EXHIBIT 6.2


                       NONQUALIFIED STOCK OPTION AGREEMENT



         THIS AGREEMENT is made as of the 8th day of September, 1997 by and between JOHN L. COLEMAN (hereinafter "Employee") and FIRST GEORGIA COMMUNITY CORP.(hereinafter "FGCC").

         WHEREAS, Employee is an officer of First Georgia Community Bank, the sole subsidiary of FGCC,(collectively, the "Employer") and FGCC desires to encourage and enable the acquisition of a financial interest in FGCC by its officers through options to purchase stock, as approved by the Directors of FGCC on April 21, 1998 and to be approved by the Shareholders on April 23, 1998, or pursuant to the First Georgia Community Corp. 1998 Employee Stock Option Plan (hereinafter the "Plan"), and as provided in the Employee's employment agreement.

         NOW, THEREFORE, in consideration of the premises, it is agreed:

         1.       Grant of Options and Time of Exercise.

         (a) FGCC hereby grants to Employee the right, privilege and option to purchase, subject to the limitations herein set forth, a total of 15,000 shares (the "Total Shares") of the common stock of FGCC until September 7, 2007, at which time this option shall expire. The stock options granted hereunder are intended to be nonqualified stock options not qualified under Section 422 of the Internal Revenue Code.

         (b) Employee may exercise the option to purchase as to the Total Shares at any time before the termination of this option agreement as provided in Paragraph 4 hereof.

         (c) Employee acknowledges and agrees that he has been furnished information concerning the differences in the tax consequences between "incentive stock options" and nonqualified stock options and that he understands the tax effect of a nonqualified stock option.

         2. Purchase Price. During the initial term of this agreement from date through September 7, 2000, the purchase price of the shares shall be the lesser of $10.00 per share or book value per share as of the end of the month immediately preceding the date of exercise. Beginning September 8, 2000, the purchase price of the shares shall be the book value per share as of the end of the month immediately preceding the date of exercise. The purchase price shall be paid in full: (a) in cash or (b) by exchanging for the FGCC shares purchased pursuant to the exercise of this option previously owned FGCC shares of equivalent value which were acquired other than through the exercise of stock options or (c) by a combination of the types of consideration permitted under
(a), (b) or (c). Notwithstanding the foregoing, the purchase price may be subject to adjustment as provided in Paragraph 5 hereof.

         3. Method of Exercise. The option granted above shall be exercised by written notice directed to the Board of Directors of FGCC, at FGCC's principal place of business, accompanied by a check in payment of the option price for the number of shares specified and paid for. If previously owned FGCC shares are being used as all or any portion of the payment, the stock certificates for such shares shall be tendered, duly endorsed for transfer to FGCC. FGCC shall make delivery of such shares purchased as soon as is practicable, provided that if any law or regulation requires FGCC to take any action with respect to the shares specified in such notice before the issuance thereof, then the date of delivery of such shares shall be extended for the period necessary to take such action.

         4. Termination of Options. The option granted hereunder shall terminate upon the first to occur of the following dates:

         (a) The expiration of 3 months after the date on which Employee's employment terminates, other than by reason of permanent and total disability or death of Employee or other than for cause by Employer;

         (b) Immediately, upon the termination or severance of Employee by Employer for cause, or upon notice to Employee to terminate or sever for cause, if earlier;

         (c) The expiration of twelve months after the date on which Employee's employment by FGCC is terminated, if such termination is by reason of Employee's permanent and total disability;

         (d) In the event of Employee's death while in the employ of FGCC, his executors or administrators may exercise, within six months following the date of his death, the option as to any of the shares subject to exercise of the option at Employee's death to the extent not exercised prior to his death;

         (e) The date shown in subparagraph 1(a) hereof.

         5. Reclassification, Consolidation, or Merger. If and to the extent the number of issued shares of common stock of FGCC shall be increased or reduced by change in par value, split up, reclassification, distribution of a dividend payable in stock, or the like, the number of shares subject to option and the option price per share shall be proportionately adjusted. If FGCC is reorganized or consolidated or merged with another corporation, Employee shall be entitled to receive options covering shares of such reorganized, consolidated, or merged company in the same proportion, at an equivalent price, and subject to the same conditions. For purposes of the preceding sentence, the excess of the aggregate fair market value of the shares subject to the option immediately after the reorganization, consolidation, or merger over the aggregate option price of such shares shall not be more than the excess of the aggregate fair market value of all shares subject to the option immediately before such reorganization, consolidation, or merger over the aggregate option price of such shares, and the new option or assumption of the old option shall not give Employee additional benefits which he did not have under the old option, or deprive him of benefits which he had under the old option.

         6. Administration. The Board of Directors of FGCC is responsible for administering the rights and obligations of FGCC under this agreement. Notwithstanding anything to the contrary contained herein, references herein to the Board of Directors of FGCC shall be deemed to refer to the members of the Board of Directors of the Company who are disinterested persons", as hereinafter defined. The term "disinterested person" as used herein shall mean a "non-employee director" as said term is defined in Rule 16b-3(b) (3) (i) promulgated under the Securities Exchange Act of 1934, as amended, as such rule is amended or modified from time to time.

         7. Rights Prior to Exercise of Option. This option is non-transferrable by Employee except in the event of his death as provided in Paragraph 4 (d) above, and during his lifetime is exercisable only by him. Employee shall have no rights as a stockholder with respect to the optioned shares until payment of the option price and delivery to him of such shares as herein provided.

         8. Restrictions on Disposition of Stock. All shares acquired by Employee pursuant to this Agreement shall be subject to all restrictions on sale generally applicable to common shares of FGCC, if any. All shares issued to Employee under this Agreement shall contain a legend on the reverse side containing such restrictions as may be required in connection with the transfer of such shares under State or Federal law, or under the Bylaws of FGCC.

         9. Binding Effect.  This Agreement shall inure to the benefit of and be
binding  upon  the  parties  hereto  and  their  respective  heirs,   executors,
administrators, successors and assigns.

         10. Conditions to Agreement. Notwithstanding anything to the contrary contained herein, this Agreement shall be subject to approval of this Agreement or the Plan by the shareholders of FGCC at the shareholders meeting to be held on April 23, 1998, and shall be subject to prior approval by the applicable banking regulatory authorities.

         11. Employment Taxes. As a condition of transfer to Employee of shares of FGCC stock upon exercise of options hereunder, Employee shall be required to remit to FGCC any applicable employment taxes (including FICA taxes, FUTA taxes, Wage Withholding at Source and state employment taxes) required to be withheld due to the compensation income ("wages") created upon exercise of options hereunder.

         12. Condition Precedent to Exercise of Options. It shall be a condition precedent to the exercise of the options granted hereunder that FGCC's subsidiary, First Georgia Community Bank, have received a CAMEL 2 rating prior to any such exercise and earned a cumulative profit from the date of opening for business through the end of any month prior to the date of exercise.
         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the day and year first above written.


                                               EMPLOYEE:


                                                s/John L. Coleman          SEAL)
                                                JOHN L. COLEMAN



                                                EMPLOYER:

                                                FIRST GEORGIA COMMUNITY CORP.


                                                By: s/George L. Weaver
                                                    Title:  Chairman


                                                Attest: s/Harry Lewis
                                                    Title: Secretary

                                                                   EXHIBIT 6.3


                          FIRST GEORGIA COMMUNITY CORP.

                                JACKSON, GEORGIA

                         1998 EMPLOYEE STOCK OPTION PLAN


         A. Purpose. This stock option plan (the "Plan") is for the purpose of securing or retaining the services of certain employees of First Georgia Community Corp. (the "Company") and/or its subsidiary. The Board of Directors believes that the Plan will promote and increase personal interest in the welfare of the Company and provide incentive to those key employees responsible for the Company's continued growth and financial success.

         B. Administration. The Plan shall be administered by the members of the Board of Directors of the Company who are "disinterested persons," as hereinafter defined. Said members of the Board, to the extent they shall determine, may receive recommendations concerning administration of the Plan from a "Compensation Committee" appointed by the Board of Directors from its members. Provided, however, a majority of the members of said Compensation Committee acting on any matter pertaining to the Plan shall be "disinterested persons," as hereinafter defined, and that any Compensation Committee from which said members of the Board receive recommendations concerning the Plan shall consist of at least three (3) members who are "disinterested persons." The term "disinterested person" as used herein shall mean a "non-employee director" as said term is defined in Rule 16b-3(b)(3)(i) promulgated under the Securities Exchange Act of 1934, as amended, as such rule is amended or modified from time to time. References herein to the Board of Directors of Company shall be deemed to refer to the members of the Board who are disinterested persons.

         Subject to the express provisions of the Plan, the Board shall have complete authority, in its discretion, to determine the officers of the Company to whom, the times when, and the prices at which options shall be granted; the type of options to be granted, i.e., either incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") (the "Incentive Stock Options") or nonqualified stock options (the "Nonqualified Stock Options") (collectively the "Options"), the option periods, and the number of shares of the common stock of Company to be subject to each Option. With respect to each Option granted hereunder, the agreement evidencing the grant of the Option shall specifically state whether the Option is an Incentive Stock Option or a Nonqualified Stock Option, but an Option issued without designation shall be a Nonqualified Stock Option.

         The Board shall have complete authority to interpret the Plan, to prescribe, amend, and rescind rules and regulations relating to it, to determine the terms and provisions of the respective stock option agreements with optionees (which terms need not be identical), and to make all other determinations necessary or advisable for the administration of the Plan; provided, however, in no event shall both an Incentive Stock Option and a Nonqualified Stock Option be granted together under the Plan in a manner that the exercise of one Option affects the right to exercise the other.

         C. Eligibility. Options may be granted from time to time only to certain employees of the Company and/or its subsidiary. Any Incentive Stock Option granted under this Plan shall be granted within ten (10) years after the date of adoption of the Plan.

         D. Stock Subject to Options. Subject to adjustment as provided below, the aggregate amount of stock which may be issued under Options granted hereunder will be 100,000 shares of the common stock of the Company. The shares may be in whole or in part, as the Board shall determine, authorized and unissued shares, or issued shares which shall have been reacquired by the Company. If any Option granted under the Plan shall expire or terminate for any reason without having been exercised in full, Options may be granted to other employees with respect to such unpurchased shares.

         The number of shares which may be issued under the Plan, the number of shares issuable upon exercise of Options outstanding under the Plan and the exercise price per share of such outstanding Options shall be adjusted to reflect any stock dividend, stock split, share combination or similar change in capitalization of the Company.

         After any merger of one or more corporations into the Company, any merger of the Company into another corporation, any consolidation of the Company with one or more corporations, or any other corporate reorganization of any form involving the Company as a party thereto involving any exchange, conversion, adjustment, or other modification of the outstanding shares of Company, each optionee shall, at no additional cost, be entitled, upon any exercise of his Option, to receive (subject to any required action by shareholders), in lieu of the number of shares as to which the Option shall then be so exercised, the number and class of stock or other securities or any other property to which the optionee would have been entitled pursuant to the terms of the agreement of merger, consolidation, or other reorganization, if, at the time of the merger, consolidation, or other reorganization, the optionee had been a holder of record of the number of shares equal to the number of shares as to which the Option shall then be so exercised. Comparable rights shall accrue to each optionee in the event of successive mergers, consolidations, or reorganizations of the character described above. Individual stock option agreements may contain provisions which are more favorable to the optionee than the above terms, provided such provisions are not inconsistent with the terms of this Plan.

         The determination of the Board in connection with the foregoing adjustments shall be within its sole discretion and shall be final, binding, and conclusive.

         E. Terms and Conditions of All Options. Any option granted pursuant to this Plan shall be granted under a written agreement with the optionee, which agreement shall contain additional provisions, as established by the Board of Directors, setting forth the manner of exercise of such option and additional terms and restrictions, not inconsistent with the terms of this Plan.

         Each stock option agreement, at a minimum, shall contain:

         (1)      the number of shares to which the Option pertains;

                  (2) the option price, which, in case of Incentive Stock Options, shall not be less than fair market value on the date of grant (110% of fair market value in the case of a 10% shareholder) and which, in the case of Nonqualified Stock Options, shall be $10.00 per share, book value per share, fair market value, or some combination of alternatives between or among any such option prices as determined by the Board of Directors;

         (3) the terms and conditions for payment, which may include payment in cash or by delivery of other shares of Company stock owned by the optionee equal in value to the exercise price;

          (4) the term of the Option and the period or periods during the term in which the Option or portions thereof may be exercised, not to exceed ten years from date of grant (five years in the case of a 10% shareholder);

         (5) a provision that the Option is not transferable by the optionee other than by will or the laws of descent and distribution, and is exercisable during the optionee's lifetime only by the optionee;

         F. Special Limitation Applicable to Incentive Stock Options. The aggregate fair market value of the stock (determined at the time of the grant of the option) with respect to which Incentive Stock Options are exercisable for the first time by any senior officer during any calendar year shall not exceed $100,000. Any stock which is purchased pursuant to options which, when granted, were designated as Incentive Stock Options, but which, when first exercisable, cause the above limitation to be exceeded, shall, to the extent such limitation is exceeded, be treated as stock purchased pursuant to the exercise of Nonqualified Stock Options.

         G. Shareholder Approval; Effective Date. At the next regular meeting of the shareholders of Company, which has been scheduled for April 23, 1998, this Plan will be presented for consideration and approval by the shareholders. The effective date of this Plan shall be the date of approval of this Plan by the Company's Board of Directors, which was April 21, 1998.

         H. Stock Reserve. The Company at all times during the term of this Plan shall reserve and keep available such number of shares or its common stock as will be sufficient to satisfy the requirements of this Plan, and shall pay all fees and expenses necessarily incurred by the Company in connection with the exercise of options granted hereunder.

         I. Amendment and Termination. The Board of Directors shall have the power to amend this Plan and any Incentive Stock Options previously granted hereunder as it shall deem advisable from time to time to enable such Options to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, and to make such other changes as the Board of Directors, in its sole discretion, deems in the best interests of Company; provided, however, that without the approval of the shareholders of the Company no such change shall (1) materially modify the requirements as to eligibility for participation in this Plan, (2) increase the number of shares of common stock which may be issued under this Plan, except as provided in Paragraph D hereof, (3) reduce the lowest price at which shares may be issued hereunder upon exercise of Options, (4) extend the duration of this Plan, or (5) materially increase the benefits accruing to participants in the Plan. Subject to the foregoing, the Board of Directors shall have the power to authorize any changes in the option agreement between the Company and any optionee under this Plan, provided such optionee consents to the modifications.

         The Board of Directors may, in its discretion, suspend or terminate this Plan at any time. No such suspension or termination shall affect options then outstanding.

         J. Withholding Taxes. Prior to the issuance of shares upon exercise of an Option, the optionee shall pay or make adequate provision for any federal or state withholding obligation of the Company, if applicable.

         K. Listing and Registration. Each option grant shall be subject to the condition that if at any time the Board shall determine in its discretion that the listing, registration or qualification of the option or the shares deliverable upon exercise thereof on any securities exchange or under any federal or state law, or the consent or approval of any government or other regulatory body, is necessary or desirable in connection with the option or the acquisition of shares thereunder, no such option may be exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board.

         Any individual exercising an option under this Plan may be required, upon the request of the Board, to certify at the time of such exercise that he/she is acquiring the shares for investment and not with any intention to resell or distribute them.

         L. Regulatory Approval. The issuance of options under this Plan shall be subject to prior approval by the applicable banking regulatory authorities.

                                        FIRST GEORGIA COMMUNITY CORP.


                                        By:     s/John L. Coleman
                                        Title:  President
(Corporate Seal)

                                        Attest:  s/Harry Lewis
                                        Title:   Secretary
Date: April 21, 1998

                                                                  EXHIBIT 6.4



                          FIRST GEORGIA COMMUNITY CORP.

                                JACKSON, GEORGIA

                         1998 DIRECTOR STOCK OPTION PLAN


         A. Purpose. This stock option plan (the "Plan") is for the purpose of securing or retaining the services of directors of First Georgia Community Corp. (the "Company") and/or its subsidiary. The Board of Directors believes that the Plan will promote and increase personal interest in the welfare of the Company and provide incentive to the directors responsible for the Company's continued growth and financial success.

         B. Administration. The Plan shall be administered by the members of the Board of Directors of the Company. Said members of the Board, to the extent they shall determine, may receive recommendations concerning administration of the Plan from a "Compensation Committee" appointed by the Board of Directors from its members.

         Subject to the express provisions of the Plan, the Board shall have complete authority, in its discretion, to determine the directors of the Company to whom options shall be granted.

         Subject to the express provisions of the Plan, the Board shall have complete authority to interpret the Plan, to prescribe, amend, and rescind rules and regulations relating to it, and to make all other determinations necessary or advisable for the administration of the Plan.

         C. Eligibility. Options shall be granted to the non-employee directors of the Company elected at the annual shareholders meting held April 23, 1998.

         D. Stock Subject to Options. Subject to adjustment as provided below, the aggregate amount of stock which may be issued under Options granted hereunder will be 150,000 shares of the common stock of the Company. The shares may be in whole or in part, as the Board shall determine, authorized and unissued shares, or issued shares which shall have been reacquired by the Company.

         The number of shares which may be issued under the Plan, the number of shares issuable upon exercise of Options outstanding under the Plan and the exercise price per share of such outstanding Options shall be adjusted to reflect any stock dividend, stock split, share combination or similar change in capitalization of the Company.

         After any merger of one or more corporations into the Company, any merger of the Company into another corporation, any consolidation of the Company with one or more corporations, or any other corporate reorganization of any form involving the Company as a party thereto involving any exchange, conversion, adjustment, or other modification of the outstanding shares of Company, each optionee shall, at no additional cost, be entitled, upon any exercise of his Option, to receive (subject to any required action by shareholders), in lieu of the number of shares as to which the Option shall then be so exercised, the number and class of stock or other securities or any other property to which the optionee would have been entitled pursuant to the terms of the agreement of merger, consolidation, or other reorganization, if, at the time of the merger, consolidation, or other reorganization, the optionee had been a holder of record of the number of shares equal to the number of shares as to which the Option shall then be so exercised. Comparable rights shall accrue to each optionee in the event of successive mergers, consolidations, or reorganizations of the character described above.

         The determination of the Board in connection with the foregoing adjustments shall be within its sole discretion and shall be final, binding, and conclusive.

         E. Terms and Conditions of All Options. Any option granted pursuant to this Plan shall be granted under a written agreement with the optionee in form as attached hereto as Exhibit "A", which agreement contains additional provisions, as established by the Board of Directors, setting forth the manner of exercise of such option and additional terms and restrictions, not inconsistent with the terms of this Plan.

         Each stock option agreement, at a minimum, shall provide:

         (1) the number of shares to which each Option pertains shall be 15,000 shares;

         (2) the option price shall be the lesser of $10.00 per share or book value per share during the period from date through September 7, 2000, and thereafter shall be book value per share;

         (3) the terms and conditions for payment, which may include payment in cash or by delivery of other shares of Company stock owned by the optionee equal in value to the exercise price;

         (4) the term of the Option and the period or periods during the term in which the Option or portions thereof may be exercised, shall be ten years from date;

         (5) a provision that the Option is not transferable by the optionee other than by will or the laws of descent and distribution, and is exercisable during the optionee's lifetime only by the optionee;

         (6)  each option shall be a Non-Qualified Stock Option.

         F.   [Reserved].

         G. Shareholder Approval; Effective Date. At the next regular meeting of the shareholders of Company, which has been scheduled for April 23, 1998, this Plan will be presented for consideration and approval by the shareholders. The effective date of this Plan shall be the date of approval of this Plan by the Company's Board of Directors, which was April 21, 1998.

         H. Stock Reserve. The Company at all times during the term of this Plan shall reserve and keep available such number of shares or its common stock as will be sufficient to satisfy the requirements of this Plan, and shall pay all fees and expenses necessarily incurred by the Company in connection with the exercise of options granted hereunder.

         I. [Reserved}.

         J. Withholding Taxes. Prior to the issuance of shares upon exercise of an Option, the optionee shall pay or make adequate provision for any federal or state withholding obligation of the Company, if applicable.

         K. Listing and Registration. Each option grant shall be subject to the condition that if at any time the Board shall determine in its discretion that the listing, registration or qualification of the option or the shares deliverable upon exercise thereof on any securities exchange or under any federal or state law, or the consent or approval of any government or other regulatory body, is necessary or desirable in connection with the option or the acquisition of shares thereunder, no such option may be exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board.

         Any individual exercising an option under this Plan may be required, upon the request of the Board, to certify at the time of such exercise that he/she is acquiring the shares for investment and not with any intention to resell or distribute them.

         L. Regulatory Approval. The issuance of options under this Plan shall be subject to prior approval by the applicable banking regulatory authorities.

                                                FIRST GEORGIA COMMUNITY CORP.


                                                By:    s/John L. Coleman
                                                Title: President
(Corporate Seal)

                                                Attest: s/Harry Lewis
                                                Title:  Secretary
Date: April 21, 1998